
June 23, 2021

Shawn Leland, Pharm.D., R.Ph.
Chief Executive Officer
Elevation Oncology, Inc.
888 Seventh Ave., 12th Floor
New York, NY 10106

>   **Re: Elevation Oncology, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 21, 2021**
>   **File No. 333-256787**

Dear Dr. Leland:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 21, 2021

Employment agreements, page 144

1.   We note that you have revised the exhibit index to remove the Form of Executive Officer Employment Agreement and added an employment agreement with the Company's Chief Executive Officer, Shawn Leland. Please revise your disclosure to describe the material terms of each named executive officer's employment agreement, as required by Item 402(o)(1) of Regulation S-K. To the extent that you have entered into a new or amended employment agreement with your named executive officers in connection with this offering, please describe the material terms of such agreements and file the agreement as an exhibit to your registration statement. Alternatively, please explain to us why such disclosure is not required.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Christopher Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Julia Forbess, Esq.